Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated August 29, 2014

Fantex, Inc.

On August 21, 2014, WLW-AM broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”).  The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Broadcast references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Broadcast is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, the WLW-AM host references “taking stock or buying stock and investing in a professional athlete’s future earning potential,”  an “IPO for [Mohamed Sanu’s] stock and future earnings opportunity,” “selling stock in professional athlete’s future earnings potentials,” “buying the stock … [in] individuals” and “buying stock … in [an athlete with the Cincinnati Reds or the Cincinnati Bengals].” Mr. French references “[Erik R. Manuel, Jr.’s] securities.” The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock represents an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stocks will have no direct investment in the associated athlete, brand or brand contract.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in Erik R. Manuel, Jr. (“EJ Manuel”), his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”, and together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French states that the Company “acquire[s] the future cash flow stream associated with a professional athlete” and “[the] cash flow stream that we’re acquiring […] in perpetuity is associated with […] consumer brands, so if [athletes] have a post career where they go into broadcasting, become a radio show host […] that would all still be included in what we are acquiring.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the Brand Income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel and Mohamed Sanu (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements. The Company further clarifies that the Brand Contracts are intended to be effective in perpetuity and may be terminated only upon mutual agreement of the Contract Parties and us.

•                  During the Broadcoast, the WLW-AM host asks, “So [Fantex] give[s] them basically a set number of dollars for [a] percentage of future earnings in that brand and in development over time?” Mr. French replies that “we’re paying [Mohamed Sanu] about $1.6 million dollars for ten percent of what he makes into the future. Based on our estimates, we think he could make, […] $29 million plus, […] so we’re buying that today for about $16 million […] to adjust for risk.” The Company clarifies that under the Mohamed Sanu Brand Contract, the Company acquired a 10% interest in Mohamed Sanu’s brand income, as defined in the Mohamed Sanu Brand Contract, for $1.56 million (less $78,000 to be held in escrow to satisfy future payment obligations to the Company). A more detailed description of the Mohamed Sanu Brand Contract and the brand income definition is available in the Registration Statements.

•                  During the Broadcast, Mr. French states that “there’s no doubt there’s risk [in purchasing shares of the Company’s tracking stocks], but there’s also opportunity and […] those [who] are interested […] should absolutely check out Fantex.com and […] make their own determination.” The Company clarifies that an investment in the Company’s tracking stocks, including in Fantex Series Mohamed Sanu, is highly risky and speculative. There are numerous risk factors associated with the Tracking Stocks, and the Company takes no position on which of the numerous risks are the greatest. For more information on the risks associated with the Mohamed Sanu Offering, please see the “Risk Factors” in the Mohamed Sanu Registration Statement.

•                  During the Broadcast, the WLW-AM host asks, “[Is this a] publically traded New York Stock Exchange kind of deal?” to which Mr. French replies, “No, it’s real stock and it’s registered with […] the Security and Exchange Commission.” The Company clarifies that any and all trades of the Tracking Stocks will be conducted on a platform operated by Fantex Brokerage Services, LLC, an affiliate of the Company and a registered alternative trading system.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, Mohamed Sanu and EJ Manuel, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with WLW-AM

MEDIA:	Radio
STATION:	WLW-AM
MARKET:	Cincinnati, OH
DATE:	8-21-2014
SUBJECT:	Fantex - WLW

Unidentified Host, WLW-AM:

In the meantime other things to get to and I think this is brilliant. I think it’s fantastic, I wish somebody could buy some stock in Sterling, so I can get paid and then you can have a percentage of my future earnings, but then again I don’t know what upside that is really for you. That’s the problem, I need a Kickstarter or something along those lines, but a guy behind something, at least I think he’s the guy behind this, kind enough to give us time from a company called Fantex, I believe is what it is, it’s Buck French, welcome to 700 WLW. First of all, did you come up with this idea, taking stock or buying stock and investing in a professional athlete’s future earning potential and I guess over whatever period of time you give them a little jack to get a percentage of whatever they’re gonna earn?

Buck French, CEO & co-founder, Fantex:

Yeah, Sterling I’m one of the co-founders, came up with the idea and my other co-founder, the Chairman who actually started the idea with the idea about being able to acquire that future cash flow stream associated with a professional athlete.

Unidentified Host:

Is this the first of its kind, kind of deal or no? I mean, you think professional say poker players and you can debate sport or not a sport and this is a little different mindset, clearly as to what it is. But people have been backing them to do all kinds of different types tournaments and games and so on. Little different though for professional athletes whether it’s in this case, we’re talking about wide receiver for those Bengals Mohamed Sanu, I believe he’s one of your clients. Where you can, for like ten bucks or something his share this isn’t a commercial, but like an IPO for his stock and future earnings opportunity.

French:

Yeah, no it’s at least as far as I’m aware of the first time ever the public, you know there have been things that you mention, private transactions between poker players or golfers for that matter, but this is the first time ever, that I’m aware of that…

Host:

Your phone crapped out there, Buck can you say that one more time?

French:

Sorry.

Host:

But that’s okay, it’s not, it’s the way it goes. Buck French by the way, is one of the co-founders of Fantex and they are selling stock in professional athlete’s future earnings potentials, one of which is Bengal Mohamed Sanu. So, what other sports and how does this work, if at all is it a conflict of interest in anyway whatsoever with the franchises or the leagues or anyone else. I mean cause you obviously were talking, this is real stock. This is like, publically traded New York Stock Exchange kind of deal, this isn’t like a bitcoin weird thing, no?

French:

No, it’s real stock and it’s registered with SEC and that’s not the Southeastern Conference,…

Host:

Yeah, they can’t read.

French:

...that’s the Security and Exchange Commission.

Host:

Right, right, they can read. You can’t always believe what they write, but they can read.

French:

Yeah, for sure and the securities trade on Fantex.com, so we went, we built are own marketplace in order for these securities to trade and Fantex Vernon Davis is up and trading so we’re working with a Pro Bowl Tight End with the 49ers and EJ Manuel, we’re working with him as well on his securities, Fantex EJ Manuel is trading on the marketplace so it’s all real and up and running and we’re excited to be working with Mohamed Sanu and I was in Cincinnati, guess it was Wednesday and we kicked off, actually Thursday, sorry Thursday we kicked off the road show presentation for the Fantex Mohamed Sanu security. It’s exciting.

Host:

Yeah, it is exciting, it’s a brilliant idea and so did you go then not only where they’re playing, and so like and obviously Sanu’s playing in Cincinnati for those Bengals and you could go to other markets where other players happen to be and then also they went to college cause if they’re a high profile athlete and we’re talking generally speaking high profile athletes, you don’t have some guy who’s sitting the bench or he’s on the practice squad cause what upside is there for future earnings unless you really see them you know jumping out there to start making some real dough, right?

French:

Definitely, the ones you mentioned are more risky than say someone whose already playing in the NFL or has a contract. So, we look to for dynamic individuals that we think are not only have the potential to be successful on the field but also successful off the field and importantly this cash flow stream that we’re acquiring is in perpetuity is associated with their consumer brands, so if they have a post career where they go into broadcasting, become a radio show host, such as yourself, that would all still be included in what we are acquiring.

Host:

So in other words, like say Tracy Jones who does the afternoon show with Eddie Fingers here, who played for a multiple Major League baseball teams, one of the 18,000’s that have done that to this point or Rocky Boiman, Super Bowl Champion got the ring in the safety deposit box and doing stuff all over for college football and those Bengals here on the big one 700 WLW. These are guys that have moved on that have continued to, you know to something beside from what they did on the field, respectfully. So these are the type of people you think good character, you think obviously earning and high profile. So you give them basically a set number of dollars for percentage of future earnings in that brand and in development over time also I guess, is that the deal Buck French?

French:

Exactly, right so we acquire in case say for Mohamed Sanu we’re paying him about $1.6 million dollars for ten percent of what he makes into the future. Based on our estimates, we think he could make, you know $29 million plus, and so we’re buying that today for about $16 million so you know to adjust for risk and our goal is to work with him and his team in order to enhance his brand because our goal is absolutely for him to have a post career and to continue to generate income well into the future, which by the way is his goal as well.

Host:

Well absolutely it is, I mean that’s what we all hope in life in general [unintelligible] rarified air that, NFL player or Major League Baseball player or you know is certainly breathing. So Buck French is one of the guys behind this Fantex, Sterling 700 WLW. What you describe is almost and maybe I’m crazy and correct me if I’m wrong, it’s almost like artist management or artist development in today’s world where you have and maybe even a company like Live Nation, you know Clear Channel family kind of deal or a lot of other companies out there whether it’s a Madonna or a U2 or it doesn’t matter, fill in the name in the blank, artist, music maker, whatever, even an actor. You say we’re going to give “x” number of dollars and then you may handle all these other things for a percentage of the ancillary income down the line, it’s similar, I mean they’re differences but what you’re describing for pro athletes, it’s almost a kind of apples to apples comparison. Or am I crazy?

French:

No, no, it’s I mean in a general way it’s similar in the sense that we’re giving them dollars today for what they may or may not make into the future and we absolutely help them work so if you go to Fantex.com, you could actually see a vignette we put together on the Mohamed Sanu brand, which we think is very compelling. It’s more about, we’re not focused on developing his brand as an athlete, that’s gonna happen based on what he does on the field. We actually want to help people understand who he is as a person and we think that that can create a brand that has longevity beyond their playing careers. So it’s similar to your example but just a tad different.

Host:

No, absolutely it was the only thing I could think of that was close in relation to that. Another question cause you’re dealing obviously with, you know stock issues, SEC and also let’s move it to another arena where I can see it and maybe you’re already eyeballing people, I’m not going to say Manziel’s crazy and insane, but he’s clearly a loose cannon even though he’s young up in Cleveland. And I’m not one to hate on the Browns being a Bengals fan, but let’s just call it what it is. Now if you go back a year or two for Manziel or some of these other guys, or girl’s maybe, women’s sports too. Do you look then in NCAA ranks and say okay well here’s someone who seems to have the right character who seems to be the pretty boy or girl who can actually do something besides what’s on the field and someone who has a bright future and capability to maybe get drafted or go to the next level. So this is someone that you can watch, but you’re limited probably within relationship wise cause it’s about earnings and so forth and there are rules associated with that, yes?

French:

Yeah, so right now we’re purely focused on the major professional leagues and, you know in the future who knows once the, you know we have more than three guys up on the platform. You know we would absolutely entertain opportunities beyond just the professional leagues, but again as you mentioned there’s NCAA, there’s different rules you have to deal with. So right now we’re just focused on the major professional sports.

Host:

I think it’s a brilliant idea, I mean it really is, I mean you’re taking a bit of a risk doing what you do and it’s clearly a risk for somebody buying the stock which is the nature of everything and we’re talking about individuals it’s not like a widget or whatever the hell, you know you might want to sell. But the idea itself I think is tremendous so, I wish you the best. Go ahead, I’m sorry.

French:

No, I just you know risk and reward walk hand in hand in life, you know you can’t one without the other. So, there’s no doubt there’s risk, but there’s also opportunity and you know for those you are interested they should absolutely check out Fantex.com and at end of the day make their own determination.

Host:

Well, listen I appreciate your time and sort of getting a better understanding of it and I’m not trying to be a commercial on it, but I mean it does, it’s just an interesting concept, I wish I came up with it frankly. But that’s a whole other deal. Buck French from Fantex.com, I appreciate your time and best of luck and obviously for personal, one cause I wish the guy well he’s a human being but obviously as a Bengals fan for Mohamed Sanu that could be good for everybody as well as just people who his Bengals to do well. So and anyway..

French:

Thanks a lot.

Host:

No problem, enjoy the rest of your weekend, Sterling here Saturday 700 WLW, 749-7000, 800 the big one pound 700 AT&T. I guess the question that I have for you is who would you buy stock in. Who do you believe in character wise and long term sale ability wise is someone who could be worthy of buying stock in whether it’s a Red, whether it’s a Bengal, will say breath, I say Manziel’s crazy, he’s a loose cannon flipping off people in the crowd and everything else, the other bench anyway and other weird stuff, he may end up being the guy down the line but he’s got a lot of growing up to do, that guy I don’t know how likely I’m gonna buy, might be willing to sell stock depending. He’s getting paid right now just the same, your chance to speak your mind straight away.

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